August 18, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Gary Newberry

Re:	ENSCO International Incorporated

Form 10-K for Fiscal Year Ended December 31, 2005

Filed February 23, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Filed April 25, 2006

File No. 001-08097

Ladies and Gentlemen:

Following is our response to your letter of July 28, 2006. In order to facilitate your review, we have repeated each of your numbered comments in bold italics followed immediately by our response to that particular comment. Where your comments request revisions to previous disclosures, we have provided further explanations of the previous disclosures and prospective disclosures we will make in our future periodic filings with the U.S. Securities and Exchange Commission.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page 70

1.	We note your presentation of the effect of discontinued operations. Statement of Financial Accounting Standards (SFAS) Number 95 requires all cash flows to be classified as operating, investing or financing activities. SFAS 95 does not support aggregating operating, investing and financing cash flows from discontinued operations into a single line item. Revise your statements of cash flows accordingly.

We believe the presentation of the cash flows attributable to discontinued operations in our statement of cash flows complies with the disclosure requirements in SFAS 95 in all material respects and is generally consistent with the acceptable reporting methods noted in the December 6, 2005, speech of Joel Levine, Associate Chief Accountant of the Division of Corporation Finance. A summary of our cash flows attributable to discontinued operations for the periods under review is as follows (in millions):

United States Securities and Exchange Commission

August 18, 2006

	First quarter 2006	Year ended December 31,
		2005	2004	2003
Net cash provided by (used in) discontinued operations
Operating activities	$.1	$(1.7)	$9.6	$16.0
Investing activities	—	.3	.1	(1.8)
Financing activities	—	—	—	—

	.1	(1.4)	9.7	14.2

Net proceeds from disposal of discontinued operations	10.0	132.9	—	78.8

Total cash provided by discontinued operations	$10.1	$131.5	$9.7	$93.0

With respect to the Operating Activities category of the statement, we determined that net cash provided by operating activities of continuing operations is a highly useful and important measurement to our investors. Therefore, we excluded the cash flows attributable to the operating activities of our discontinued operations from the Operating Activities category of the statement to facilitate the disclosure of this measurement.

With respect to the Investing Activities category of the statement, we determined that the net proceeds from the disposal of discontinued operations were both quantitatively and qualitatively material to the statement. Therefore, we reported such amounts under a separate caption of the Investing Activities category of the statement. We have no financing cash flows attributable to discontinued operations.

We elected to display the cash flows attributable to the ongoing operating results of discontinued operations under a single caption, “Net cash provided by (used in) discontinued operations”, at the bottom of the statement after the three primary activity categories. As illustrated in the table above, we combined cash flows from operating activities and immaterial amounts of other investing activities under a single caption. To further enhance the statement of cash flows, we propose to change the description of the caption at the bottom of the statement from “Net cash (used in) provided by discontinued operations” to “Net cash (used in) provided by operating activities of discontinued operations” in all future filings.

United States Securities and Exchange Commission

August 18, 2006

Note 1 – Description of the Business and Significant Accounting Policies

Goodwill, page 73

2.	We note the amount of goodwill recorded on your balance sheet and the amount of investing cash outflows for property and equipment. We further note you have not disclosed a material business combination or series of individually immaterial business combinations that are material in the aggregate, but have recorded goodwill purchase price adjustments in 2005 and 2004. Tell us why the goodwill purchase price adjustments are appropriate given the guidance of SFAS 141, paragraph B183. In your response, please identify the prior acquisitions and their dates to which these adjustments relate.

The adjustments relate to our acquisition of Chiles Offshore Inc. in August 2002 and the purchase price allocation period associated with this acquisition was completed in 2003. These adjustments were not made pursuant to the guidance of paragraph B183 of SFAS 141.

The purchase price adjustments in 2005 and 2004 resulted from the correction of two separate errors made in connection with the original purchase price allocation. Both errors resulted in an equal overstatement of goodwill and deferred income tax liabilities and were corrected upon detection. We evaluated the materiality of each error to our financial statements, considering the nature of the errors, the fact that the errors had no impact on our earnings or cash flows and other quantitative and qualitative factors. Based on our evaluation, we concluded the errors were immaterial, that a current period correction was appropriate and restatement of our financial statements was not warranted.

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets and Goodwill, page 62

3.	You state that goodwill would be allocated to drilling rig operations, that constitute a business, at the time of their disposal to be included in the determination of the gain or loss on sale. Please confirm that the disposal or sale of rigs during the periods presented do not meet the definition of a business in accordance with EITF 98-3. If the rigs sold or disposed of during the periods presented do constitute a business, please support your conclusion with an analysis of the elements listed in EITF 98-3. In addition, tell us how you determined the amount of goodwill associated with the disposed assets in accordance with SFAS 142, paragraph 39.

We confirm that none of the drilling rigs sold or disposed of during the periods presented meet the definition of a business in accordance with EITF 98-3. All of the rig disposals or sales lacked one or more of the elements necessary to

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August 18, 2006

conduct and sustain normal operations, and we assessed that one or more of such elements from each disposal or sale could not be considered minor. In general, virtually no processes and minimal or no employees were transferred in connection with any of the rig disposals or sales. Furthermore, for those disposals or sales involving a single rig, the fair value of the rig constituted the entire fair value transferred.

Note 10 – Discontinued Operations, page 95

4.	We note the disclosure for ENSCO 64, which indicates operating results and gain on disposal have been reclassified and recognized as discontinued operations for the three years presented. Your disclosure in “Note 11 - Commitments and Contingencies” on page 98 indicates the aggregate insurance deductible loss on ENSCO 64 is included in “Other, net” for the year ended December 31, 2004. Please explain the apparent conflict between these two disclosures and the classification of amounts related to ENSCO 64. Please revise your financial statements as appropriate.

Under our insurance policies in effect during 2004, damage caused by a single “occurrence,” Hurricane Ivan in this instance, was subject to a single aggregate deductible. Two of our rigs, ENSCO 64 and ENSCO 25, sustained substantial damage as a result of Hurricane Ivan. Accordingly, the $5.5 million loss provision recognized in the third quarter of 2004 related to the aggregate deductible we incurred as a result of the damage sustained by both ENSCO 64 and ENSCO 25 (not ENSCO 64 exclusively). Any allocation of such loss provision between the two rigs at that time would have been arbitrary and, in our view, inappropriate.

Also, under our insurance policies in effect during 2004, in the event that the damage sustained by a single rig is so severe that the rig is declared a Constructive Total Loss (“CTL”) by the insurance underwriters, beneficial ownership of the rig would transfer to the insurance underwriters and we would receive the full insured value of such rig with no deductible applicable. In early 2005, we transferred beneficial ownership of ENSCO 64 to our insurance underwriters following their acknowledgement that the rig was a CTL and received the full $65.0 million insured value of ENSCO 64 (with no deductible applied).

In connection with presenting ENSCO 64 as discontinued operations, we evaluated the $5.5 million loss provision recognized in the third quarter of 2004. Based on the fact that 1) the loss provision related to the damage sustained by both ENSCO 64 and ENSCO 25, 2) our belief that an allocation of such loss provision between the two rigs at the time of the incident would have been inappropriate, and 3) that ultimately no deductible applied to the damage

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August 18, 2006

sustained by ENSCO 64, we concluded such loss provision, or any portion thereof, should not be reclassified as part of the ENSCO 64 discontinued operations.

5.	For all other losses sustained by your rigs which are not classified as discontinued operations, tell us the amounts and how such losses are classified. You may refer to the guidance of SFAS 144, paragraph 45.

We realize minor losses and gains from the disposal of rig equipment and other items on an ongoing, routine and recurring basis. These disposals, which are generally characterized as high-volume, low-value transactions, resulted in a net loss of $0.7 million, $0.4 million and $0.2 million in the fiscal years ended December 31, 2005, 2004 and 2003, respectively, and a net gain of $0.3 million in the fiscal quarter ended March 31, 2006. The net losses and net gain are classified as “Operating Expenses - Contract drilling” on our consolidated statement of income which, in our view, is consistent with the guidance in paragraph 45 of SFAS 144.

We also incurred two losses that are not classified as discontinued operations which resulted from damage to our rigs caused by hurricanes, as follows:

•	A $2.4 million loss recognized during the first quarter of 2005 associated with damage to ENSCO 25 caused by Hurricane Ivan (as noted in our response to comment no. 4 above); and

•	An aggregate $1.8 million loss recognized during the third quarter of 2005 ($0.5 million) and first quarter of 2006 ($1.3 million) associated with damage to ENSCO 7500 caused by Hurricane Katrina.

Both losses are classified as “Other Income (Expense) - Other, net” on our consolidated statement of income and described in the notes to the financial statements (page 98 of the Form 10-K for the fiscal year ended December 31, 2005 and page 17 of the Form 10-Q for the fiscal quarter ended March 31, 2006). As both of these losses related to involuntary conversions, we accounted for them using the guidance of FIN 30 and classified them pursuant to paragraph 26 of APB 30, as amended. In the future, we will classify losses and gains sustained by our rigs in “Income from Operations” pursuant to paragraph 45 of SFAS 144.

United States Securities and Exchange Commission

August 18, 2006

Controls and Procedures, page 107

6.	You state that there were no significant changes in internal control over financial reporting. Revise this disclosure to address any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, as required by Regulation S-K item 308(c).

During the fiscal quarter ended December 31, 2005 and the fiscal quarter ended March 31, 2006, there were no changes in our internal control over financial reporting that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting. In response to your comment, our future disclosures under “Item 9A. Controls and Procedures” of Form 10-K and under “Item 4. Controls and Procedures” of Form 10-Q, commencing with our Form 10-Q for the fiscal quarter ending September 30, 2006, will express whether or not there have been any changes in our internal control over financial reporting during our last fiscal quarter (fourth fiscal quarter in the case of our annual report on Form 10-K) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, as required by Regulation S-K, Item 308(c).

Exhibits 32.1 and 32.2

7.	Revise these exhibits to refer to the Annual Report of the Registrant.

We acknowledge that we had a typographical error in Exhibits 32.1 and 32.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and propose to modify the opening sentence of Exhibits 32.1 and 32.2 in our future filings of annual reports on Form 10-K to refer to the Company’s “Annual Report”.

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

United States Securities and Exchange Commission

August 18, 2006

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or require additional information you may contact the undersigned or Alan Harvey of Baker & McKenzie LLP at (214) 978-3047.

Sincerely,

/s/ J.W. Swent
J. W. Swent
Senior Vice President and
Chief Financial Officer

cc:	Alan Harvey, Baker & McKenzie LLP

Shannon Buskirk, U.S. Securities & Exchange Commission

April Sifford, U.S. Securities & Exchange Commission